Cloudastructure, Inc.

January 24, 2025

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Cloudastructure, Inc. Registration Statement on Form S-1 File No. 333-282038

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:00 a.m. Eastern Time, on January 29, 2025, or as soon thereafter as is practicable.

Please contact Vanessa Schoenthaler with Saul Ewing LLP at (212) 980-7208 once the Registration Statement is declared effective.

Sincerely,

CLOUDASTRUCTURE, INC.

/s/ James McCormick
James McCormick
Chief Executive Officer

cc:	Vanessa Schoenthaler, Saul Ewing LLP

228 Hamilton Ave, Floor 3, Palo Alto, CA 94301 www.Cloudastructure.com 650.644.4160